FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

14 June 2024

HSBC HOLDINGS PLC
ISSUANCE OF PERPETUAL SUBORDINATED CONTINGENT CONVERTIBLE SECURITIES

HSBC Holdings plc (the 'Company') is pleased to announce that all of the conditions precedent under the subscription agreement between the Company and the managers listed therein (the 'Managers') dated 12 June 2024 (the 'Subscription Agreement') in relation to the Company's previously announced issuance of perpetual subordinated contingent convertible securities have been satisfied (or where permitted, waived). The SGD1,500,000,000 5.250% Resettable Perpetual Subordinated Contingent Convertible Securities (Callable During Any Optional Redemption Period) (ISIN XS2764959842) (the 'Securities') were issued on 14 June 2024 in accordance with the terms of the Subscription Agreement.

Application has been made to The Irish Stock Exchange plc trading as Euronext Dublin ('Euronext Dublin') for the Securities to be admitted to the Official List and to trading on the Global Exchange Market of Euronext Dublin.

Investor enquiries to:
Greg Case	+44 (0) 20 7992 3825	investorrelations@hsbc.com
Media enquiries to:
Press Office	+44 (0) 20 7991 8096	pressoffice@hsbc.com

Disclaimers

The distribution of this announcement in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe any such restrictions.

This announcement does not constitute an offer or an invitation to subscribe or purchase any of the Securities. No action has been taken in any jurisdiction to permit a public offering of the Securities where such action is required. The offer and sale of the Securities may be restricted by law in certain jurisdictions.

The Securities are not deposit liabilities of the Company and are not covered by the United Kingdom Financial Services Compensation Scheme or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United Kingdom, the United States or any other jurisdiction.

The Securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the 'Securities Act') and may not be offered, sold or delivered within the United States or to, or for the account or benefit of, U.S. persons, as defined in Regulation S under the Securities Act, except pursuant to an exemption from or in a transaction not subject to the registration requirements under the Securities Act.

The Securities are complex financial instruments. They are not a suitable or appropriate investment for all investors, especially retail investors. In some jurisdictions, regulatory authorities have adopted or published laws, regulations or guidance with respect to the offer or sale of securities such as the Securities. Potential investors in the Securities should inform themselves of, and comply with, any applicable laws, regulations or regulatory guidance with respect to any resale of the Securities (or any beneficial interests therein).
a.         In the United Kingdom ('UK'), the Financial Conduct Authority ('FCA') Conduct of Business Sourcebook ('COBS') requires, in summary, that the Securities should not be offered or sold to retail clients (as defined in COBS 3.4 and each a 'retail client') in the UK.

b.         By purchasing, or making or accepting an offer to purchase, any Securities (or a beneficial interest in such Securities) from the Company and/or the Managers, each prospective investor represents, warrants, agrees with and undertakes to the Company and the Managers that:
i.    it is not a retail client in the UK; and
ii.    it will not (A) sell or offer the Securities (or any beneficial interests therein) to retail clients in the UK or (B) communicate (including the distribution of the the offering memorandum dated 27 March 2024 relating to the Company's US$50,000,000,000 Programme for Issuance of Perpetual Subordinated Contingent Capital Securities and the supplement thereto dated 1 May 2024 and the pricing supplement relating to the Securities dated 12 June 2024 (together, the 'Offering Memorandum')) or approve an invitation or inducement to participate in, acquire or underwrite the Securities (or any beneficial interests therein) where that invitation or inducement is addressed to or disseminated in such a way that it is likely to be received by a retail client in the UK.

For the avoidance of doubt, the obligations above are without prejudice to the need to comply at all times with all applicable laws, regulations and regulatory guidance (whether inside or outside the European Economic Area (the 'EEA') or the UK) relating to the promotion, offering, distribution and/or sale of the Securities (or any beneficial interests therein), whether or not specifically mentioned in the Offering Memorandum (including (without limitation) any requirements under Directive 2014/65/EU (as amended, 'MiFID II') or the FCA Handbook as to determining the appropriateness and/or suitability of an investment in the Securities (or any beneficial interests therein) for investors in any relevant jurisdiction).

Where acting as agent on behalf of a disclosed or undisclosed client when purchasing, or making or accepting an offer to purchase, any Securities (or any beneficial interests therein) from the Company and/or the Managers the foregoing representations, warranties, agreements and undertakings will be given by and be binding upon both the agent and its underlying client.

PRIIPS Regulation-Prohibition of sales to EEA retail investors - The Securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the 'PRIIPs Regulation') for offering or selling the Securities or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

UK PRIIPS Regulation-Prohibition of sales to UK retail investors - The Securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the UK. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended (the 'EUWA'); or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000, as amended (the 'FSMA') and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA. Consequently, no key information document required by the Regulation (EU) No 1286/2014 as it forms part of UK domestic law by virtue of the EUWA (the 'UK PRIIPs Regulation') for offering or selling the Securities or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Securities or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

For and on behalf of
HSBC Holdings plc
Aileen Taylor
Group Company Secretary and Chief Governance Officer
Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 62 countries and territories. With assets of US$3,001bn at 31 March 2024, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 14 June 2024